EXHIBIT 4.1

SAHASRA EMPLOYEE MILESTONE BONUS PLAN

     This Sahasra Employee Milestone Bonus Plan is adopted pursuant to Section 5.17 of the Agreement and Plan of Reorganization dated as of February 21, 2002 (the “Reorganization Agreement”) by and among [Cypress Semiconductor Corporation], a Delaware corporation (“Parent”), Sand Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent, [Sahasra Networks, Inc.], a Delaware corporation (the “Company”) and certain other persons.

     1. Definitions. For purposes of this Sahasra Milestone Bonus Plan (the “Plan”) only, the following terms shall have the following meanings. Any terms not otherwise defined herein shall have the meanings given to such terms in the Reorganization Agreement.

Change in Project Direction: shall mean a decision made or action(s) taken by Parent prior to or at NPP or PR1, that would have the effect of delaying the achievement of any of the Milestones by a period of time greater than fourteen (14) days (as determined in accordance with the standard project scheduling practices of Parent).

Company Technology: shall mean: (a) all technology owned by the Company which is disclosed by those certain patent applications filed by the Company and listed on Schedule 2.11 to the Reorganization Agreement, and (b) all technology developed by Parent or a Parent Affiliated Party which is based on a revision or enhancement of the technology covered in the patent applications listed on Schedule 2.11.

Delay Ratio: shall mean the following ratio:
(70 - (number of calendar days after the applicable Milestone Date that the applicable Milestone is successfully achieved))/70.

Drastic Change in Project Direction: shall mean a decision by Parent to cancel the project or a decision made or action(s) taken, by Parent which has the same effect as a cancellation of the project, during Parent’s NPP (new project proposal review) or later PR (project review) stages, but shall not include a decision by Parent to cancel the project as a result of its technical infeasibility.

First Milestone Date: shall mean December 31, 2002, as such date may be adjusted pursuant to Section 3(b) hereof.

Fourth Milestone Date: shall mean March 31, 2004, as such date may be adjusted pursuant to Section 3(b) hereof.

Milestone: shall mean, with respect to a Milestone Product, the successful achievement of the Tapeout, or completion of a Milestone Product that fully complies with Specification Levels ES10, PR4 or PR5, as applicable.

Milestone Bonus Payees: shall mean the persons listed on Attachment A hereto.

Milestone Date: shall mean the First Milestone Date, the Second Milestone Date, the Third Milestone Date or the Fourth Milestone Date, as applicable.

Milestone Product: shall mean the first device or product developed by Parent or a Parent Affiliated Party that incorporates any Company Technology.

Milestone Share Payment: shall mean that number of shares of Parent Common Stock equal to (x) $1,337,500 divided by (y) the Twenty-Day Price.

Parent Affiliated Party: shall mean any entity that controls, is controlled by, or is under common control with Parent, as the case may be. An entity shall be deemed to be in control of another entity only if, and for so long as, it owns or controls more than fifty percent (50%) of the voting stock of such entity.

Second Milestone Date: shall mean March 31, 2003, as such date may be adjusted pursuant to Section 3(b) hereof.

Specification Level ES10: shall mean, with respect to a Milestone Product, that such Milestone Product satisfies all of the requirements detailed in Parent's Specification Level ES10.

Specification Level PR4: shall mean, with respect to a Milestone Product, that such Milestone Product satisfies all of the requirements detailed in Parent’s Project Review 4 specification.

Specification Level PR5: shall mean, with respect to a Milestone Product, that such Milestone Product satisfies all of the requirements detailed in Parent’s Project Review 5 specification.

Tapeout: shall mean, with respect to a Milestone Product, that the Company, Parent or a Parent Affiliated Party has completed and verified the GDS2 files for such Milestone Product and transmitted such verified files to a merchant semiconductor foundry for the purpose of manufacturing such Milestone Product in commercial quantities.

Termination Payment: shall mean that number of shares of Parent Common Stock equal to $3,500,000 divided by the Twenty Day Price; provided however that if the aggregate value of the Termination Payment as determined by the closing price of Parent Common Stock on the NYSE on the date the Termination Payment is actually paid exceeds $14,000,000, then the Termination Payment shall be reduced and shall be equal to: (x) $14,000,000 divided by (y) the closing price of a share of Parent Common Stock as reported by the NYSE on such date; and provided further that if the aggregate value of the Termination Payment as determined by the closing price of Parent common stock on the NYSE on the date the Termination Payment is actually paid is less than $875,000, then the Termination Payment shall be increased and shall be equal to: (x) $875,000 divided by (y) the closing price of a share of Parent common stock as reported by the NYSE on such date. If the Termination Payment is reduced or increased as set forth above, then each Milestone Bonus Payee’s pro rata share of the Termination Payment shall be reduced or increased accordingly.

Third Milestone Date: shall mean September 30, 2003, as such date may be adjusted pursuant to Section 3(b) hereof.

2. Milestone Bonus.

(a) First Milestone Bonus Payment. If and only if the Company or another Parent Affiliated Party successfully achieves, on or before the First Milestone Date, Tapeout of the Milestone Product, as determined by Parent in good faith, then Parent shall deliver to the Milestone Bonus Payees an aggregate number of shares of Parent Common Stock equal to the Milestone Share Payment (the “First Milestone Bonus Payment”). If the Company or another Parent Affiliated Party fails to achieve Tapeout of the Milestone Product by the First Milestone Date but thereafter successfully achieves Tapeout, the Milestone Bonus Payees shall be entitled to, and Parent shall deliver, a prorated portion of the First Milestone Bonus Payment equal to: (i) the Delay Ratio multiplied by (ii) the First Milestone Bonus Payment; provided, however, that if the Company or another Parent Affiliated Party successfully achieves Tapeout more than ten (10) weeks after the First Milestone Date or if the Company or another Parent Affiliated Party fails to achieve Tapeout of the Milestone Product, as determined by Parent in good faith, the Milestone Bonus Payees shall not be entitled to, and Parent shall not deliver, the First Milestone Bonus Payment nor any prorated portion thereof. The portion of the First Milestone Bonus Payment or any prorated portion thereof paid to each Milestone Bonus Payee, if any, shall be determined by multiplying the aggregate amount of the First Milestone Bonus Payment by the percentage set forth opposite such Milestone Bonus Payee’s name on Attachment A.

(b) Second Milestone Bonus Payment. If and only if the Company or another Parent Affiliated Party successfully completes, on or before the Second Milestone Date, a version of the Milestone Product that fully complies with Specification Level ES10, as determined by Parent in good faith, then Parent shall deliver to the Milestone Bonus Payees an aggregate number of shares of Parent Common Stock equal to the Milestone Share Payment (the “Second Milestone Bonus Payment”). If the Company or another Parent Affiliated Party fails to successfully complete a version of the Milestone Product that fully complies with Specification Level ES10 by the Second Milestone Date but successfully completes a Milestone Product that so complies thereafter, then Parent shall deliver to the Milestone Bonus Payees a prorated portion of the Second Milestone Bonus Payment equal to: (i) the Delay Ratio multiplied by (ii) the Second Milestone Bonus Payment; provided, however, that if the Company or another Parent Affiliated Party completes the compliant version of the Milestone Product more than ten (10) weeks after the Second Milestone Date or if such version does not comply fully with Specification Level ES10, as determined by Parent in good faith, the Milestone Bonus Payees shall not be entitled to, and Parent shall not deliver, the Second Milestone Bonus Payment nor any prorated portion thereof. The portion of the Second Milestone Bonus Payment or any prorated portion thereof paid to each Milestone Bonus Payee, if any, shall be determined by multiplying the aggregate amount of the Second Milestone Bonus Payment by the percentage set forth opposite such Milestone Bonus Payee’s name on Attachment A.

(c) Third Milestone Bonus Payment. If and only if the Company or another Parent Affiliated Party successfully completes, on or before the Third Milestone Date, a version of the Milestone Product that fully complies with Specification Level PR4, as determined by Parent in good faith, then Parent shall deliver to the Milestone Bonus Payees an aggregate number of shares of Parent Common Stock equal to the Milestone Share Payment (the “Third Milestone Bonus Payment”). If the Company or another Parent Affiliated Party fails to successfully complete a version of the Milestone Product that fully complies with Specification Level PR4 by the Third Milestone Date but successfully completes a Milestone Product that so complies thereafter, then Parent shall deliver to the Milestone Bonus Payees a prorated portion of the Third Milestone Bonus Payment equal to: (i) the Delay Ratio multiplied by (ii) the Third Milestone Bonus Payment; provided, however, that if the Company or another Parent Affiliated Party completes the compliant version of the Milestone Product more than ten (10) weeks after the Third Milestone Date or if such version does not comply fully with Specification Level PR4, as determined by Parent in good faith, the Milestone Bonus Payees shall not be entitled to, and Parent shall not deliver, the Third Milestone Bonus Payment nor any prorated portion thereof. The portion of the Third Milestone Bonus Payment or any prorated portion thereof paid to each Milestone Bonus Payee, if any, shall be determined by multiplying the aggregate amount of the Third Milestone Bonus Payment by the percentage set forth opposite such Milestone Bonus Payee’s name on Attachment A.

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(d) Fourth Milestone Bonus Payment. If and only if the Company or another Parent Affiliated Party successfully completes, on or before the Fourth Milestone Date, a version of the Milestone Product that fully complies with Specification Level PR5, as determined by Parent in good faith, then Parent shall deliver to the Milestone Bonus Payees an aggregate number of shares of Parent Common Stock equal to the Milestone Share Payment (the “Fourth Milestone Bonus Payment”). If the Company or another Parent Affiliated Party fails to successfully complete a version of the Milestone Product that fully complies with Specification Level PR5 by the Fourth Milestone Date but successfully completes a Milestone Product that so complies thereafter, then Parent shall deliver to the Milestone Bonus Payees a prorated portion of the Fourth Milestone Bonus Payment equal to: (i) the Delay Ratio multiplied by (ii) the Fourth Milestone Bonus Payment; provided, however, that if the Company or another Parent Affiliated Party completes the compliant version of the Milestone Product more than ten (10) weeks after the Fourth Milestone Date or if such version does not comply fully with Specification Level PR5, as determined by Parent in good faith, the Milestone Bonus Payees shall not be entitled to, and Parent shall not deliver, the Fourth Milestone Bonus Payment nor any prorated portion thereof. The portion of the Fourth Milestone Bonus Payment or any prorated portion thereof paid to each Milestone Bonus Payee, if any, shall be determined by multiplying the aggregate amount of the Fourth Milestone Bonus Payment by the percentage set forth opposite such Milestone Bonus Payee’s name on Attachment A.

(e) Limitation on Milestone Bonus Payments. Notwithstanding the foregoing provisions of this section 2:

(i)	If the aggregate value (without giving effect to any lapse of a Milestone Bonus Payment pursuant to Section 2(f) below) of any of the First Milestone Bonus Payment, Second Milestone Bonus Payment, Third Milestone Bonus Payment or Fourth Milestone Bonus Payment, respectively, as determined by the closing price of Parent Common Stock on the NYSE on the First Milestone Date, Second Milestone Date, Third Milestone Date or Fourth Milestone Date, respectively, exceeds $5,350,000, then the First Milestone Bonus Payment, Second Milestone Bonus Payment, Third Milestone Bonus Payment or Fourth Milestone Bonus Payment, as the case may be, shall be reduced and shall be equal to: (x) $5,350,000 divided by (y) the closing price of a share of Parent Common Stock as reported by the NYSE on such date. Each Milestone Bonus Payee’s pro rata share of the applicable Milestone Bonus Payment shall be reduced accordingly.

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(ii)	If the aggregate value (without giving effect to any lapse of a Milestone Bonus Payment pursuant to Section 2(f) below) of any of the First Milestone Bonus Payment, Second Milestone Bonus Payment, Third Milestone Bonus Payment or Fourth Milestone Bonus Payment, respectively, as determined by the closing price of Parent common stock on the NYSE on the First Milestone Date, Second Milestone Date, Third Milestone Date or Fourth Milestone Date, respectively, is less than $334,375, then the First Milestone Bonus Payment, Second Milestone Bonus Payment, Third Milestone Bonus Payment or Fourth Milestone Bonus Payment, as the case may be, shall be increased and shall be equal to: (x) $334,375 divided by (y) the closing price of a share of Parent common stock as reported by the NYSE on such date. Each Milestone Bonus Payee’s pro rata share of the applicable Milestone Bonus Payment shall be increased accordingly.

(f) Employment Requirement. Notwithstanding the foregoing, a Milestone Bonus Payee shall only be entitled to receive a Milestone Bonus Payment if he is employed by Parent or a Parent Affiliated Party on the applicable Milestone Date and, with respect to Milestone Bonus Payees other than New Employees (as defined in Attachment A hereto), has been so employed at all times from the Effective Time to the applicable Milestone Date and, with respect to New Employees, has been so employed at all times from the date of hire by Parent or a Parent Affiliated Party to the applicable Milestone Date. If any Milestone Bonus Payee’s right to a Milestone Bonus Payment lapses because such Milestone Bonus Payee is not employed by Parent or a Parent Affiliated Party, then the Milestone Bonus Payment that such Milestone Bonus Payee would otherwise have been entitled to receive shall not be paid and such Milestone Bonus Payee shall not be entitled to such amount, and such amount shall remain the property of Parent.

(g) Determination and Payment of Milestone Bonus Payment. The Bonus Agent shall notify Parent in writing upon completion of a Milestone and as soon as practicable and in no event later than fifteen (15) days after receipt of such notification, Parent shall deliver to the Bonus Agent a notice stating whether or not the applicable Milestone has been successfully completed. If the applicable Milestone has been successfully completed, Parent shall make the applicable Milestone Bonus Payment within five (5) days following such notice. Parent’s determination as to whether the Company has successfully achieved a particular Milestone shall be made in good faith, and shall be conclusive and binding upon Parent and the Milestone Bonus Payees.

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3. Project Cancellations and Project Delays.

(a) If a Drastic Change in Project Direction occurs, Parent shall, in its sole discretion, either (x) pay to the Milestone Bonus Payees their proportionate share of all future Milestone Bonus Payments in full at the time each such payment would otherwise have been payable in accordance with the terms of this Plan and on the assumption that all applicable Milestones have been met; or (y) pay, as soon as practicable, to the persons listed on Attachment B hereto the Termination Payment with the portion of the Termination Payment payable to each such person as determined by multiplying the Termination Payment by the percentage set forth opposite such person’s name on Attachment B. Payment by Parent in accordance with this Section 3(a) shall be deemed to be in full satisfaction of any and all of Parent’s obligations under the Plan.

(b) If a Change in Project Direction occurs, the Milestone Dates will be adjusted to the later of (i) the dates set at NPP or PR1 plus one quarter and (ii) the original applicable Milestone Dates. If a Change in Project Direction occurs, Parent and the Bonus Agent shall negotiate in good faith to set or reset the NPP or PR1 dates, as set forth above, as expeditiously as practicable; provided that these dates shall be consistent with Parent’s product development baselines.

(c) In the event of a delay with respect to achieving any of the Milestones due to Force Majeure, the Milestone Dates shall be adjusted to a later date which adjustment shall be consistent with adjustments made to those of any other similarly situated Parent programs. For purposes of this paragraph, “Force Majeure” shall mean: acts of God; acts of a public enemy; war; rebellion; insurrection; riot; epidemic; or fires, floods, explosions, storms, earthquakes or other catastrophes.

4. Bonus Agent.

(a) Effective upon the Effective Time, the Securityholder Agent is hereby appointed as agent and attorney-in-fact (the “Bonus Agent”) for each Milestone Bonus Payee for and on behalf of each such individual, to give and receive notices and communications, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators, and to take all actions necessary or appropriate in the judgment of the Bonus Agent for the accomplishment of the foregoing. Such agency may be changed by the Milestone Bonus Payees from time to time upon prior written notice to Parent; provided that the Bonus Agent may not be removed unless two-thirds in interest of the Milestone Bonus Payees agree to such removal and to the identity of the substituted agent. Any vacancy in the position of Bonus Agent may be filled by approval of a majority of the Milestone Bonus Payees, voting together. No bond shall be required of the Bonus Agent, and the Bonus Agent shall not receive compensation for his or her services. Notices or communications to or from the Bonus Agent shall constitute notice to or from each of the Milestone Bonus Payees.

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(b) The Bonus Agent shall not be liable to any Milestone Bonus Payee for any act done or omitted hereunder as Bonus Agent while acting in good faith and in the exercise of reasonable judgment; and any act done or omitted pursuant to the advice of counsel shall be exclusively deemed to have been done or omitted in good faith. The Milestone Bonus Payees shall severally indemnify the Bonus Agent and hold the Bonus Agent harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Bonus Agent and arising out of or in connection with the acceptance or administration of the Bonus Agent’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Bonus Agent.

(c) A decision, act, consent or instruction of the Bonus Agent made pursuant to this Plan shall constitute a decision of each Milestone Bonus Payee and shall be final, binding and conclusive upon each such Milestone Bonus Payee. Parent may rely upon any such decision, act, consent or instruction of the Bonus Agent as being the decision, act, consent or instruction of each such Milestone Bonus Payee. Parent is hereby relieved from any liability to any person for any acts done by Parent in accordance with such decision, act, consent or instruction of the Bonus Agent.

5. Miscellaneous.

(a) Set-off. Each Milestone Bonus Payment and the Termination Payment, if applicable, shall be subject to set-off as set forth in Section 7.3 of the Reorganization Agreement, and if a set-off occurs, then each payee’s share of the applicable payment shall be reduced proportionately.

(b) Rights Not Transferable. The rights of any person to any Milestone Bonus Payment or to the Termination Amount are personal to each such person and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(c) Method of Payment; Tax Withholding. Each Milestone Bonus Payment and each payment in connection with the Termination Amount, if applicable, shall be made by delivery of Parent Common Stock delivered to the address of the recipient of such payment provided to Parent by the Bonus Agent, subject to the right of set-off provided in Section 7.3 of the Reorganization Agreement, after taking such action as is necessary to assure that all applicable federal or state income withholding and any other taxes are withheld and deducted from the payment otherwise to be paid.

(d) Tax Treatment. The parties agree that each Milestone Bonus Payment and each payment in connection with the Termination Amount, if applicable, is intended to be compensation for services rendered and will be taxed as ordinary income for Federal income tax purposes. No party shall take a position inconsistent with the foregoing position.

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(e) No Funding Requirement. No provision hereof, for the purpose of satisfying any obligations of Parent hereunder, shall require Parent to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall Parent maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purpose.

(f) No Effect on Employment. No provision hereof constitutes a contract of employment or consultancy or imposes on Parent any obligation to retain any Milestone Bonus Payee as an employee or consultant. The terms of this Plan shall not change the status of any Milestone Bonus Payee as an employee “at will” or the policies of Parent regarding termination of employment, nor does it guarantee further continuing Milestone Bonus Payments.

(g) Dispute Resolution. Any dispute or claim arising out of or relating to the terms of this Plan shall be arbitrated in accordance with Article VII of the Reorganization Agreement.

(h) Amendment. This Schedule 5.17(b) may be amended by Parent and the Bonus Agent at any time by execution of an instrument in writing signed on behalf of each of them.

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